SHARE PURCHASE AGREEMENT



         This Agreement is made as of the 1st day of March, 1997 between Pioneer Funds Distributor, Inc., a Delaware corporation ("PFD"), and Pioneer Micro-Cap Fund, a Delaware business trust (the "Trust").

         WHEREAS, the Trust wishes to sell to PFD, and PFD wishes to purchase from the Trust, $100,000 of shares of beneficial interest of the Trust (3,333.333 shares) at a purchase price of $15.00 per share (collectively, the "Shares"); and

         WHEREAS, PFD is purchasing the Shares for the purpose of providing the initial capitalization of the Trust as required by the Investment Company Act of 1940;

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Simultaneously with the execution of this Agreement, PFD is delivering to the Trust a check in the amount of $100,000 in full payment for the Shares.

         2. PFD agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

         3. PFD further agrees that it may not withdraw the Shares from the Trust at a rate, which at any time during the Trust's first five years of operations, exceeds in the aggregate $1,666.67 per month.

         Executed as of the date first set forth above.


                                            PIONEER FUNDS DISTRIBUTOR, INC.



                                            /s/Robert Butler
                                            Robert Butler
                                            President



                                            PIONEER MICRO-CAP FUND



                                            /s/Joseph P. Barri
                                            Joseph P. Barri
                                            Secretary